Nasdaq Regulation

Lisa Roberts

Vice President

Listing Qualifications

By Electronic Mail

June 9, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 9, 2021 The Nasdaq Stock Market (the "Exchange") received from Huntington Bancshares Incorporated (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Depositary Shares Each Representing a 1/1,000th Interest

in a Share of 5.70% Non-Cumulative Perpetual Preferred Stock,

Series I, Par Value $0.01 Per Share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts